Filed by Excel Maritime Carriers Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Quintana Maritime Limited

SEC Registration Statement No.: 333-149285

On April 11, 2008, Excel Maritime Carriers Ltd. filed its Amended and Restated Articles of Incorporation with the Securities and Exchange Commission as an exhibit to a Report on Form 6-K.  This 6-K and the exhibit thereto are incorporated by reference into this filing.

ADDITIONAL INFORMATION

                This communication is being made in respect of the proposed merger transaction involving Excel and Quintana. In connection with the proposed transaction, Excel has filed with the Securities and Exchange Commission a registration statement on Form F-4 containing a proxy statement/prospectus. The proposed merger transaction involving Excel and Quintana will be submitted to Quintana’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Excel and Quintana without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Excel or to Quintana per the following investor relations contact information:

To Excel:	To Quintana:
Investor Relations / Financial Media at	Investor Relations / Financial Media at
Capital Link, Inc.	Capital Link, Inc.
230 Park Avenue — Suite 1536	230 Park Avenue — Suite 1536
New York, NY 10160, USA	New York, NY 10160, USA
Attention: Nicolas Bornozis	Attention: Ramnique Grewal
Tel: (212) 661-7566	Tel. 212.661.7566
E-Mail: nbornozis@capitallink.com	E-mail: rgrewal@capitallink.com

Excel, Quintana and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Excel’s directors and executive officers is available in Excel’s notice of annual meeting and proxy statement for its most recent annual meeting and Excel’s Annual Report on Form 20-F for the year ended December 31, 2006, which were filed with the Securities and Exchange Commission on September 14, 2007 and June 26, 2007, respectively, and information regarding Quintana’s directors and executive officers is available in Quintana’s proxy statement for its most recent annual meeting of shareholders and Quintana’s Annual Report on Form 10-K for the year ended December 31, 2007, which were filed with the Securities and Exchange Commission on April 2, 2007 and February 29, 2008, respectively. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials that have been filed with the Securities and Exchange Commission.